                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due June 11, 2001






                    Filed pursuant to Rule 3 of Regulation BW






                               Dated: June 8, 1999

         The following information regarding the U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due June 11, 2001 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit B, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 30, 1998) is already on file with the Securities and Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 100,000,000 Floating Rate Notes of 1999, due June 11, 2001.

                  (b) The interest rate shall be the sum of the most recent three-month U.S. Treasury Bill Rate plus 0.40 percent. Interest payment dates will be March 9, June 9, September 9 and December 9.

                  (c) Maturing June 11, 2001. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Not applicable.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

         Item 2.  DISTRIBUTION OF OBLIGATIONS

                  As of June 8, 1999, the Bank entered into a Terms Agreement (attached hereto as Exhibit A) with PaineWebber as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100%, less commissions of 0.0658%. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about June 9, 1999.

                  The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

                  The Manager proposes to offer all the Notes to the public at the public offering price of 100%.

         Item 3.  DISTRIBUTION SPREAD

        Price to                Selling Discounts        Proceeds to the
         Public                  and Commissions             Bank (1)
         ------                  ---------------             --------

     Per Unit: 100%                  0.0658%                99.9342%
 Total: USD 100,000,000            USD 65,800             USD 99,934,200

         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

                  As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

                  The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  A. Terms Agreement dated as of June 8, 1999.

                  B. Pricing Supplement dated June 8, 1999.

------------------

(1)    Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A




                          TERMS AGREEMENT NO. 793 UNDER
                                  THE FACILITY


                                                           June 8, 1999

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433


                  The undersigned agrees to purchase from you (the "Bank") the Bank's US$100,000,000 Floating Rate Notes due 2001 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on June 9, 1999 (the "Settlement Date") at an aggregate purchase price of US$99,934,200 (which is 99.9342% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the

Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.




         1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a management and underwriting commission of 0.0058 percent of the principal amount and a selling concession of
                  0.06 percent of the principal amount).

         2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000021 ("Chase NYC/Paine"); and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Bank's account IBRD A-General at the Federal Reserve Bank of New York, ABA # 021-081-383.

         3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of the undersigned are as follows:

                           PaineWebber Incorporated
                           1285 Avenue of the Americas
                           New York, NY  10019

                           Attention:  Michael Sears
                           Telephone:  212-713-2983
                           Fax:  212-713-2631


                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                         PAINEWEBBER INCORPORATED


                                         By:
                                            ---------------------------
                                            Name:
                                            Title:


CONFIRMED AND ACCEPTED, as of the date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT


By:
   ----------------------------
   Name:
   Title:  Authorized Officer

                                                                       EXHIBIT B


                                PRICING SUPPLEMENT




              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY

                                     No: 793

                                 US$100,000,000
                          FLOATING RATE NOTES DUE 2001

                            Issue Price: 100 percent





                            PAINEWEBBER INCORPORATED




              The date of this Pricing Supplement is June 8, 1999.

                  This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

                  This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS

                  The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.




1.   No.:                                             793

2.   Aggregate Principal Amount:                      US$100,000,000

3.   Issue Price:                                     100 percent

4.   Issue Date:                                      June 9, 1999

5.   Form of Notes
     (Condition 1(a)):                                Fed Bookentry only
                                                      (not exchangeable for Definitive Fed Registered
                                                      Notes, Conditions 1(a) and 2(b) notwithstanding)

6.   Authorized Denomination(s)
     (Condition 1(b)):                                US$10,000 and integral multiples of US$5,000 in
                                                      excess thereof

7.   Specified Currency
     (Condition 1(d)):                                United States dollars (US$)

8.   Redemption Month
     (Condition 6(a); Variable Interest
     Rate):                                           June 2001

9.   Interest Basis                                   Variable Interest Rate (Condition 5(II))
     (Condition 5):

10.  Variable Interest Rate
     (Condition 5(II)):

     (a)      Calculation Amount:                     Principal Amount

     (b)      Business Day Convention:                Following Business Day Convention

     (c)      Interest Payment Date(s):               (i) the 9th of each September, December, March
                                                      and June, commencing on September 9, 1999
                                                      through and including June 9, 2001, and (ii)
                                                      any date of final redemption determined in
                                                      accordance with Condition 9, subject (in each
                                                      of (i) and (ii)) to the Following Business Day
                                                      Convention.

     (d)      Reference Rate(s):                      3-month U.S. Treasury Bill Rate plus
                                                      0.40 percent, as specified in "19. Additional
                                                      Provisions Relating to the Notes"

     (e)      Primary Source for Interest             Dow Jones Telerate Service
              Rate Quotations for Reference
              Rate(s):

     (f)      Specified Screen Page:                  Telerate page 56, as specified in "19.
                                                      Additional Provisions Relating to the Notes"

     (g)      Calculation Agent:                      Citibank, N.A., London office

     (h)      Interest Determination Date:            Not earlier than the seventh, and not later
                                                      than the third, Relevant Business Day preceding
                                                      an Interest Payment Date


11.  Basis of Calculation of Variable Interest
     Rate and Interest Payment Dates and default
     interest where Conditions 5(II)(b)(i) to
     (vii) do not apply (Condition 5(II)(b)):         As specified in "19. Additional Provisions
                                                      Relating to the Notes".



12.  Other Variable Rate Interest Rate
     Terms (Conditions 5(II) and (III)):

         (a)      Variable Rate Day Count
                  Fraction(s) if not actual/360:      "Actual/Actual" per 1991 ISDA Definitions
                                                      (I.E., the actual number of days elapsed
                                                      divided by 365 (or, if any portion of such
                                                      elapsed days falls in a leap year, the SUM
                                                      OF (i) the actual number of days in that
                                                      portion of such elapsed days falling in a
                                                      leap year divided by 366 AND (ii) the actual
                                                      number of days in that portion of such
                                                      elapsed days falling in a non-leap year
                                                      divided by 365))


13.  Relevant Financial Center:                       New York

14.  Relevant Business Day:                           New York

15.  Issuer's Optional Redemption:                    No

16.  Redemption at the Option of the
     Noteholders:                                     No

17.  Early Redemption Amount:                         Principal Amount plus accrued interest

18.  Governing Law:                                   New York

19.  Additional Provisions Relating to the Notes:

         The "Reference Rate" on the Notes will be a rate per annum (expressed as a percentage) equal to the 3-MONTH U.S. TREASURY BILL RATE (DETERMINED AS DESCRIBED BELOW) PLUS 0.40 PERCENT and will be subject to adjustment effective as of each Reset Date (as defined below); PROVIDED, HOWEVER, that the Reference Rate in effect for the period from and including the seventh Relevant Business Day preceding an Interest Payment Date to but excluding such Interest Payment Date will be the Reference Rate in effect on the seventh Relevant Business Day preceding such Interest Payment Date.

         A "Reset Date" means (i) the Wednesday of each week (subject to the proviso in the preceding paragraph) and (ii) each Interest Payment Date. The first Reset Date with respect to the Notes is the Issue Date.

         The "3-month U.S. Treasury Bill Rate" means, with respect to any Reset
Date:

                  (i) the auction average rate for U.S. Treasury Bills having an index maturity of 3 months obtained from the most recent U.S. Treasury Bill auction which occurs on the first Relevant Business Day during the period from the Monday immediately preceding the applicable Reset Date up to and including such Reset Date. The 3-month U.S. Treasury Bill Rate currently appears on Telerate page 56 under the heading "Investment Rate" in the row corresponding to the first Relevant Business Day of the week containing the applicable Reset Date (where "Telerate page 56" means Page 56 on the Dow Jones Telerate Service or such other page as may replace that page on that service).

                  (ii) if there is no auction during the period from Monday immediately preceding the applicable Reset Date up to and including such Reset Date, then the 3-month U.S. Treasury Bill Rate for such Reset Date will be the arithmetic mean of quotations reported by three leading U.S. Government securities dealers, according to their written records and with reference to the 3:00 p.m. (New York City Time) closing offered side yield quotations as of the corresponding Reset Date, for actively traded 3-month U.S. Treasury Bills. If the Calculation Agent cannot obtain three such quotations, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the arithmetic mean of all such quotations obtained by the Calculation Agent.

                  (iii) if for any Reset Date, the Calculation Agent cannot obtain any such quotations referred to in (ii) above, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the arithmetic mean of quotations reported by three leading U.S. Government securities dealers, according to their written records and with reference to the 3:00 p.m. (New York City Time) closing offered side yield quotations as of the corresponding Reset Date, for the 3-month U.S. Treasury securities with a remaining term to maturity closest to three months and with a price closest to par as determined by the Calculation Agent.

                  (iv) if the Calculation Agent cannot obtain three such quotations referred to in (iii) above, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the same as the 3-month U.S. Treasury Bill Rate for the immediately preceding Reset Date.

The auction average rate and the offered side yield quotations for 3-month U.S. Treasury Bills will be obtained expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable (or, if not so expressed, will be converted by the Calculation Agent to such a bond equivalent yield).

         Values input into the formula for the Reference Rate, and intermediate calculations expressed as a percentage, shall be rounded to five (5) decimal places and the resulting Reference Rate expressed as a percentage shall be rounded to three (3) decimal places. (FOR EXAMPLE, if the Reference Rate calculation produced a result of 4.71254 percent, the Reference Rate would be
4.713 percent). All dollar amounts resulting from application of the above formula will be rounded to the nearest cent.

         The "Rate of Interest" with respect to any Interest Payment Date shall be the rate as determined and calculated by the Calculation Agent by adding the Reference Rate for each actual day elapsed from and including the Issue Date or the preceding Interest Payment Date, as the case may be, to but excluding the next Interest Payment Date (rounded to nine (9) decimal places, Condition 5(II)(d) notwithstanding) and dividing the resulting total by the number of such actual days elapsed.


OTHER RELEVANT TERMS



1.   Listing (if yes, specify Stock
     Exchange):                                       None

2.   Details of Clearance System
     Approved by the Bank and the
     Global Agent and Clearance and
     Settlement Procedures:                           Federal Reserve Banks Federal bookentry
                                                      system. Electronic securities and payment
                                                      transfer, processing, depositary and
                                                      custodial links have been established among
                                                      the Federal Reserve Banks, Euroclear and
                                                      Cedelbank, either directly or indirectly
                                                      through custodians and depositaries, which
                                                      enable beneficial interests in the Notes to
                                                      be issued, held and transferred among the
                                                      clearing systems across these links.

3.   Syndicated:                                      No

4.   Commissions and Concessions:                     0.0658% of Aggregate Principal Amount,
                                                      comprised of:

                                                      0.0058% combined management and underwriting
                                                      commission; and

                                                      0.06% selling concession



5.   Codes:

     (a)      Common Code:                            9866337

     (b)      ISIN:                                   US98663379

     (c)      CUSIP:                                  459056PS0

6.   Identity of Dealer(s)/Manager(s):                PaineWebber Incorporated

7.   Other Address at which Bank Information
     Available:                                       None



GENERAL INFORMATION

                  The Bank's latest Information Statement was issued on September 30, 1998.



                                 INTERNATIONAL BANK FOR RECONSTRUCTION
                                 AND DEVELOPMENT



                                    By:
                                       -------------------------------------
                                         Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433




                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045




                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006